SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made as of the 10th day of May, 2015 (the “Effective Date”).

BETWEEN:

GOLD STANDARD VENTURES CORP., a company incorporated under the laws of the Province of British Columbia and having an office at Suite 610 - 815 West Hastings Street, Vancouver, BC  V6C 1B4

(the “Issuer”)

AND:

1015776 BC LTD., a company incorporated under the laws of the Province of British Columbia and having an office at Suite 1910 - 777 Hornby Street, Vancouver, B.C.  V6K 1S4

(the “Purchaser”)

WHEREAS, subject to the terms and conditions set forth herein, the Purchaser will subscribe for and agrees to purchase from the Issuer and the Issuer agrees to sell to the Purchaser the Purchased Shares (as defined below) at a price of $0.65 per Purchased Share.

NOW THEREFORE, in consideration of the terms, covenants and conditions set forth in this Subscription Agreement (as defined below), and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.         DEFINITIONS

1.1	In this Subscription Agreement, the following words and phrases have the following meanings unless otherwise indicated:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended;

(b)
“Affiliate” means any Person which directly or indirectly controls, is controlled by, or is under common control with, a party hereto. For purposes of this Agreement, “control” means possession, directly or indirectly, of the power to direct or cause direction of management or policies through ownership of voting securities or by contract (whether voting trust or otherwise);

(c)
“Applicable Legislation” means, as applicable, the securities laws, regulations, rules, instruments, rulings, notices and orders in each of the Reporting Jurisdictions, the applicable policy statements issued by the Commissions in each of the Reporting Jurisdictions and the rules and policies of the TSXV and NYSE MKT;

(d)	“Board” means the board of directors of the Issuer as constituted from time to time;

(e)	“Business Day” means a day other than a Saturday or Sunday on which Canadian chartered banks are open for the transaction of regular business in the City of Vancouver, British Columbia;

(f)	“Change of Control” means a transaction or series of transactions whereby directly or indirectly:

(i)
any Person or combination of Persons obtains a sufficient number of Common Shares of the Issuer to affect materially the control of the Issuer and, for the purposes of this Subscription Agreement, a Person or combination of Persons holding Common Shares or Convertible Securities in excess of the number which, directly or following conversion or exercise thereof, would entitle the holders thereof to cast 50% or more of the votes attaching to all Common Shares of the Issuer which may be cast to elect directors of the Issuer, shall be deemed to be in a position to affect materially the control of the Issuer; or

(ii)
the Issuer shall: (A) consolidate or merge with or into, (B) amalgamate with, or (C) enter into a statutory arrangement with, any other Person (other than an Affiliate of the Issuer) and, in connection therewith, 50% or more of the outstanding Common Shares shall be changed in any way, reclassified or converted into, exchanged or otherwise acquired for shares or other securities of the Issuer or any other Person or for cash or any other property; or

(iii)
any other Person (other than an Affiliate of the Issuer) shall: (A) consolidate or merge with or into, (B) amalgamate with, or (C) enter into a statutory arrangement with, the Issuer, and, in connection therewith, 50% or more of the outstanding Common Shares shall be changed in any way, reclassified or converted into, exchanged or otherwise acquired for shares or other securities of the Issuer or any other Person or for cash or any other property; or

(iv)
the Issuer shall sell or otherwise transfer, including by way of the grant of a leasehold interest (or one or more of its Affiliates shall sell or otherwise transfer, including by way of the grant of a leasehold interest), property or assets: (A) aggregating more than 50% of the consolidated assets (measured by either book value or fair market value) of the Issuer and its Affiliates as at the end of the most recently completed financial year of the Issuer, or (B) which, during the most recently completed financial year of the Issuer, generated, or during the then current financial year of the Issuer are expected to generate, more than 50% of the consolidated operating income or cash flow of the Issuer and its Affiliates, to any other Person or Persons (other than the Issuer or one or more of its Affiliates);

(g)	“Closing” means the closing of the sale and purchase of the Purchased Shares;

(h)	“Closing Date” means May 20, 2015 or such other date as the Issuer and the Purchaser may mutually agree upon;

(i)	“Closing Time” means 11:00 a.m. (Vancouver time) on the Closing Date or such other time as the Issuer and the Purchaser may mutually agree upon;

(j)	“Commissions” means the applicable securities commissions or securities regulatory authorities in the Reporting Jurisdictions and the SEC;

(k)	“Common Shares” means common shares without par value in the capital stock of the Issuer;

(l)	“Confidentiality Agreement” has the meaning ascribed to such term in Section 11.9 hereof;

(m)	“Convertible Securities” means any securities of the Issuer which are immediately, or within the following 60 days, convertible into or exchangeable for Common Shares;

(n)	“Environmental Laws” has the meaning ascribed to such term in Subsection 4.1(s) hereof;

(o)	“Environmental Permits” has the meaning ascribed to such term in Subsection 4.1(s) hereof;

(p)	“Equity Financing” has the meaning ascribed to such term in Subsection 8.1(b) hereof;

(q)	“Equity Securities” has the meaning ascribed to such term in Subsection 8.1(b) hereof;

(r)	“Financial Statements” means the financial statements filed by the Issuer with the Commissions and forming part of the Public Record;

(s)	“Money Laundering Laws” has the meaning ascribed to such term in Subsection 4.1(z) hereof;

(t)	“Non-Equity Financing” has the meaning ascribed to such term in Subsection 8.1(d) hereof;

(u)	“Non-Equity Financing Offer” has the meaning ascribed to such term in Subsection 8.1(d) hereof;

(v)	“Non-Equity Financing Option” has the meaning ascribed to such term in Subsection 8.1(d) hereof;

(w)	“Non-Equity Financing Notice” has the meaning ascribed to such term in Subsection 8.1(d) hereof;

(x)	“NYSE MKT” means the NYSE MKT stock exchange;

(y)	“Offering” means the offering of the Purchased Shares, on a private placement basis, by the Issuer to the Purchaser;

(z)	“PCMLA” has the meaning ascribed to such term in Section 11.16 hereof;

(aa)	“Person” will be interpreted broadly to include individuals, firms, corporations, companies, partnerships, trusts, joint ventures, associations or other legal or business entities;

(bb)	“Public Record” has the meaning ascribed to such term in Subsection 3.1(f) hereof;

(cc)	“Purchased Shares” means the 24,997,661 Common Shares to be subscribed for and purchased by the Purchaser pursuant to this Subscription Agreement;

(dd)	“Purchaser Term Sheet” has the meaning ascribed to such term in Subsection 8.1(d) hereof;

(ee)	“Purchaser Tolling Agreement” has the meaning ascribed to such term in Subsection 8.1(d) hereof;

(ff)	“Regulatory Authorities” means, collectively, the Commissions, the TSXV and the NYSE MKT and “Regulatory Authority” means any of them;

(gg)	“RegulationD” means Regulation D promulgated by the SEC under the 1933 Act;

(hh)	“Regulation S” means Regulation S promulgated by the SEC under the 1933 Act;

(ii)	“Reporting Jurisdictions” means the provinces of British Columbia, Alberta and Ontario;

(jj)	“SEC” means the United States Securities and Exchange Commission;

(kk)	“Standstill Period” has the meaning ascribed to such term in Subsection 8.1(b) hereof;

(ll)	“SubscriptionAgreement” means this subscription agreement as may be amended, supplemented, modified, restated or replaced from time to time;

(mm)	“Subscription Funds” means $16,248,479.65, being the total purchase price for the Purchased Shares being subscribed for by the Purchaser pursuant to this Subscription Agreement;

(nn)	“Taxes” has the meaning ascribed to such term in Subsection 4.1(o) hereof;

(oo)	“Technical Committee” has the meaning ascribed to such term in Subsection 8.1(a) hereof;

(pp)	“Tolling Arrangement” has the meaning ascribed to such term in Subsection 8.1(e) hereof;

(qq)	“Tolling Offer” has the meaning ascribed to such term in Subsection 8.1(e) hereof;

(rr)	“Tolling Option” has the meaning ascribed to such term in Subsection 8.1(e) hereof;

(ss)	“Tolling Notice” has the meaning ascribed to such term in Subsection 8.1(e) hereof;

(tt)	"TSXV” means the TSX Venture Exchange; and

(uu)	“United States” and “U.S. Person” have the meanings defined in Regulation S.

1.2	In this Subscription Agreement, other words and phrases that are capitalized have the meaning assigned in this Subscription Agreement.

2.         SUBSCRIPTION

2.1
Subject to the terms and conditions set out herein, the Purchaser hereby subscribes for and agrees to purchase from the Issuer and the Issuer agrees to sell the Purchased Shares to the Purchaser at a price of $0.65 per Purchased Share for an aggregate purchase price of $16,248,479.65.

2.2
The Purchaser confirms that, as of the Effective Date and excluding the Purchased Shares purchased as part of this Offering, it holds, directly or indirectly, or exercises direction or control over that number of Common Shares and/or Convertible Securities of the Issuer set out in Schedule “A” hereto.  The Purchaser further confirms that, as set out in Schedule “A” hereto, it is or is not an insider (as such term is defined in the Corporate Finance Manual of the TSXV), a member of the pro group (as such term is defined in the Rule Book of the TSXV) or a person registered as an advisor or dealer (as such term is defined in the Applicable Legislation).

3.	ACKNOWLEDGEMENTS, REPRESENTATIONS, WARRANTIES AND COVENANTS OF PURCHASER

3.1         The Purchaser acknowledges that:

(a)	no Regulatory Authority has reviewed or passed on the merits of the Offering;

(b)	there are risks associated with the purchase of the Purchased Shares;

(c)
there are restrictions, pursuant to the Applicable Legislation, on the Purchaser’s ability to resell the Purchased Shares and it is the responsibility of the Purchaser to ascertain what these restrictions are and to comply with these restrictions before selling the Purchased Shares;

(d)
the Issuer has advised the Purchaser that the Issuer is relying on an exemption from the requirements to provide the Purchaser with a prospectus and to sell the Purchased Shares through a person or company registered to sell the Purchased Shares under Applicable Legislation and, as a consequence of acquiring the Purchased Shares pursuant to this exemption, certain protections, rights and remedies provided by Applicable Legislation, including statutory rights of rescission or damages, will not be available to the Purchaser;

(e)
the Purchased Shares have not been registered under the 1933 Act or the securities or “blue sky” laws of any state in the United States and may not be offered or sold in the United States or to a U.S. Person unless registered under the 1933 Act and the securities or “blue sky” laws of all applicable states of the United States or an exemption from such registration requirements is available, and the Issuer has no obligation or present intention of filing a registration statement under the 1933 Act in respect of any of the Purchased Shares;

(f)
the decision to execute this Subscription Agreement and purchase the Purchased Shares agreed to be purchased hereunder has not been based upon any oral or written representation as to fact or otherwise (except as expressly set out herein) made by or on behalf of the Issuer and, save as aforesaid, the decision is based, in part, on the Purchaser’s review of publicly available information regarding the Issuer filed on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada at www.sedar.com or the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system in the United States at www.sec.gov/edgar.shtml since January 1, 2012 (collectively, the “Public Record”);

(g)
it has had access to the Public Record and has made such investigations, if any, concerning the Issuer as it has considered necessary so as to make an informed investment decision in connection with an investment in the Purchased Shares;

(h)
the offering and sale of the Purchased Shares to the Purchaser were not made through an advertisement of the Purchased Shares in printed media of general and regular paid circulation, radio or television, or any other form of advertisement and the Purchaser has not become aware of any form of “general solicitation or general advertising” or “directed selling efforts” (as those terms are used in Regulation D and Regulation S, respectively) with respect to the Offering of the Purchased Shares;

(i)
the Purchaser is solely responsible for its own due diligence investigation of the Issuer and its business, for its own analysis of the merits, risks and terms of its investment in the Purchased Shares made pursuant to this Subscription Agreement and for obtaining such legal and tax advice as it considers appropriate in connection with the execution, delivery and performance of this Subscription Agreement and the transactions contemplated under this Subscription Agreement;

(j)	THERE ARE RISKS ASSOCIATED WITH THE PURCHASE OF THE PURCHASED SHARES AND THE PURCHASER MAY LOSE ITS ENTIRE INVESTMENT; and

(k)
this Subscription Agreement and the schedules and forms attached hereto require the Purchaser to provide certain personal information to the Issuer. Such information is being collected by the Issuer for the purposes of completing the purchase and sale of the Purchased Shares, including, without limitation, determining the Purchaser’s eligibility to purchase the Purchased Shares under Applicable Legislation, or preparing and registering certificates representing the Purchased Shares to be issued to the Purchaser, as the case may be, and completing filings required by the Regulatory Authorities. The Purchaser’s personal information may be disclosed by the Issuer to: (a) the Regulatory Authorities for the purposes of, inter alia, the administration and enforcement of Applicable Legislation (b) the Issuer’s registrar and transfer agent, and (c) any other third party involved in the purchase and sale of the Purchased Shares, including legal counsel and may be included in record books in connection with such purchase and sale. By executing this Subscription Agreement, the Purchaser is deemed to be consenting to the foregoing collection, use and disclosure of the Purchaser’s personal information. The Purchaser also consents to the filing of copies or originals of any of the Purchaser’s documents described herein including, but not limited to, this Subscription Agreement as may be required to be filed with the Regulatory Authorities in connection with the transactions contemplated hereby.  If the Purchaser is resident in Ontario, the public official who can answer questions about the Ontario Securities Commission’s indirect collection of personal information hereunder is the Administrative Support Clerk, Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario, M5H 3S8, Telephone 416-593-3684, Facsimile 416-593-8252.

3.2         The Purchaser represents, warrants, covenants and certifies to the Issuer that:

(a)
the Purchaser is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and is in good standing with respect to all corporate filings required under the laws of such jurisdiction;

(b)
the Purchaser has full corporate power and authority to carry on its business as now carried on by it and to purchase the Purchased Shares, the creation, execution, delivery and performance of this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Purchaser, the person executing this Subscription Agreement on behalf of the Purchaser has the necessary power and authority to do so and this Subscription Agreement constitutes a valid and legally binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law);

(c)
the Purchaser has had the opportunity to obtain independent legal and investment advice with respect to the Issuer and its subscription for the Purchased Shares hereunder including, but not limited to, restrictions with respect to trading in the Purchased Shares imposed by Applicable Legislation and the applicable securities legislation in the jurisdiction in which it resides and confirms that no representation has been made to it by or on behalf of the Issuer with respect thereto, acknowledges that it is aware of the characteristics of the Purchased Shares, the risks relating to an investment therein and of the fact that it may not be able to resell the Purchased Shares, except pursuant to exemptions under Applicable Legislation until the expiry of the applicable hold periods and in compliance with other requirements of Applicable Legislation and that the certificates representing the Purchased Shares will bear legends to this effect;

(d)	the Purchaser is purchasing the Purchased Shares as principal for its own account, and not for the benefit of any other Person;

(e)	the Purchaser is purchasing the Purchased Shares for investment only and not with a view to resale or distribution in violation of the Applicable Legislation;

(f)
the Purchaser is not a Person created or used solely to purchase or hold securities in order to comply with an exemption from the prospectus requirements of Applicable Legislation, it pre-existed the date of this Subscription Agreement and has a bona fide purpose other than investment in the Purchased Shares;

(g)	no Person has made to the Purchaser any written or oral representations:

(i)	that any Person will resell or repurchase the Purchased Shares;

(ii)	that any Person will refund the purchase price of the Purchased Shares; or

(iii)	as to the future price or value of the Purchased Shares;

(h)
the Purchaser has no knowledge of a “material fact” or “material change” (as those terms are defined in the Applicable Legislation) in the affairs of the Issuer that has not been generally disclosed to the public, save and except for this Subscription Agreement;

(i)	the Purchaser is not a U.S. Person and that:

(i)	the offer was not made to the Purchaser when the Purchaser was in the United States and, at the time the Purchaser’s buy order was made to the Issuer, the Purchaser was outside the United States;

(ii)
to the knowledge of the Purchaser, the current structure of this transaction and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the 1933 Act;

(iii)	the Purchaser has no intention to distribute either directly or indirectly any of the Purchased Shares in the United States, except in compliance with the 1933 Act; and

(iv)	the Purchaser is not and will not be purchasing any Common Shares (including the Purchased Shares) for the account or benefit of any U.S. Person;

(j)	the Purchaser is a resident of British Columbia and a wholly-owned subsidiary of OceanaGold Corporation (“OceanaGold”);

(k)	the Purchaser will resell the Purchased Shares only in accordance with the provisions of the Applicable Legislation and this Subscription Agreement;

(l)
the Purchaser has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment and is able to bear the economic risk of loss of its entire investment;

(m)
the Purchaser is not a “control person” of the Issuer as defined in the Applicable Legislation, will not become a “control person” by virtue of this purchase of Purchased Shares, and does not intend to act in concert with any other Person to form a control group of the Issuer; and

(n)
if required by the Applicable Legislation or the Regulatory Authorities, the Purchaser will execute, deliver, file and otherwise assist the Issuer in filing such reports, undertakings and other documents with respect to the issuance of the Purchased Shares, including, without limitation, the schedules hereto.

4.         REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE ISSUER

4.1         The Issuer represents and warrants to and covenants with the Purchaser that:

(a)
the Issuer and each of its Affiliates is a valid and subsisting corporation duly incorporated under the laws of its jurisdiction of incorporation and is in good standing with respect to all corporate filings required under the laws of such jurisdiction;

(b)
the Issuer and each of its Affiliates is duly registered and licensed to carry on business in the jurisdictions in which it carries on business or owns property where so required by the laws of that jurisdiction and is not otherwise precluded from carrying on business or owning property in such jurisdictions by any other commitment, agreement or document and no steps or proceedings have been taken by any Person, voluntary or otherwise, requesting or authorizing the dissolution or winding-up of the Issuer or any of its Affiliates;

(c)
the Issuer and each of its Affiliates has full corporate power and authority to carry on its business as now carried on by it, the creation, execution, delivery and performance of this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Issuer, the person executing this Subscription Agreement on behalf of the Issuer has the necessary power and authority to do so and this Subscription Agreement constitutes a valid and legally binding obligation of the Issuer enforceable against the Issuer in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law);

(d)
the authorized capital of the Issuer consists of an unlimited number of Common Shares without par value, of which 142,771,878 Common Shares are issued and outstanding as fully paid and non-assessable as of the Effective Date;

(e)
no Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement, for the purchase, acquisition, subscription for or issuance of Common Shares or other securities of the Issuer, except for (i) outstanding share purchase warrants to purchase up to 7,594,248 Common Shares and (ii) outstanding stock options to purchase up to 9,678,000 Common Shares;

(f)	the Issuer will reserve or set aside sufficient shares in its treasury to issue the Purchased Shares and all such Purchased Shares will be duly and validly issued as fully paid and non-assessable;

(g)
the Issuer is a “reporting issuer” or the equivalent in each of the Reporting Jurisdictions and not on the list of reporting issuers in default and is in compliance in all material respects with its obligations under the Applicable Legislation of such jurisdictions and of the TSXV and NYSE-MKT;

(h)
the Common Shares of the Issuer are listed for trading on the TSXV and NYSE-MKT and no order ceasing, halting or suspending trading in the Common Shares of the Issuer nor prohibiting the sale of such Common Shares has been issued to and is outstanding against the Issuer or any of its directors, officers or promoters and no investigations or proceedings for such purposes are pending, expected or threatened;

(i)	the Issuer has the power and authority to create, issue and deliver the Purchased Shares;

(j)
the Issuer has filed all documents in the Public Record required to be filed by it in accordance with applicable securities laws and none of the documents comprising a part of or any portion of the Public Record contains an untrue statement of a material fact as of the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and the Issuer has disclosed in the Public Record all material facts relating to its business, assets and financial condition;

(k)
the sale of the Purchased Shares will be exempt from the prospectus requirements of the Applicable Legislation and no document will be required to be filed and no proceeding taken or approval, permit, consent, order or authorization obtained under the Applicable Legislation in connection with the first trade of the Purchased Shares, provided that (i) the Issuer is and has been a reporting issuer in a jurisdiction of Canada for the four (4) months immediately preceding the trade, (ii) at least four (4) months have elapsed from the Closing Date, (iii) the certificates representing the Purchased Shares carry a legend stating that “Unless permitted under securities legislation, the holder of the security must not trade the security before [insert date that is 4 months and a day after the distribution date]”, (iv) such trade is not a control distribution (as such term is defined in National Instrument 45-102), (v) no unusual effort is made to prepare the market or to create a demand for the Purchased Shares that are the subject of the trade, and (vi) no extraordinary commission or consideration is paid to a Person in respect of the trade;

(l)
none of the Offering, the execution and delivery of this Subscription Agreement, the compliance by the Issuer with the provisions of this Subscription Agreement or the consummation of the transactions contemplated herein and the issuance of the Purchased Shares to the Purchaser, for the consideration and upon the terms and conditions as set forth herein, do or will (i) require the consent, approval, authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other Person, except (A) such as have been obtained, (B) acceptance of the TSXV and NYSE MKT, which will be conditionally obtained by the Closing Time, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Issuer or any of its Affiliates are a party or by which they or any of their properties or assets thereof are bound, (iii) conflict with or result in any breach or violation of any provisions of, or constitute a default under the articles or by-laws of the Issuer or any of its Affiliates or any resolution passed by the directors (or any committee thereof) or shareholders of the Issuer or any of its Affiliates, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, any arbitrator, stock exchange or Regulatory Authority which could have a material adverse effect on the business, operations or financial condition of the Issuer or any of its Affiliates; (iv) cause the suspension or revocation of any authorization, consent, approval or license previously granted to the Issuer that is material to the Issuer and currently in effect; or (vi) materially restrict, hinder, impair or limit the ability of the Issuer to carry on its business in any material respect as and where it is now being carried on;

(m)
the Financial Statements present fairly, in all material respects, the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of the Issuer and each of its Affiliates as of the date thereof, and the business of the Issuer and each of its Affiliates has been carried on in the usual and ordinary course consistent with past practice since the date of the most recent Financial Statements;

(n)
save and except as disclosed in the Financial Statements, the Issuer and each of its Affiliates does not have any loans, notes or other indebtedness outstanding to any of its shareholders, officers, directors or employees, past or present, or any Person not dealing at “arm’s length” (as such term is used in the Income Tax Act (Canada));

(o)
the Issuer maintains a system of internal control over financial reporting to provide reasonable assurance regarding reliability of financial reporting and the preparation of the Financial Statements for external purposes;

(p)
all taxes, duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, the “Taxes”) due and payable by the Issuer and each of its Affiliates have been paid.  All tax returns, declarations, remittances and filings required to be filed by the Issuer and each of its Affiliates have been filed with all applicable governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading.  No examination of any tax return of the Issuer and each of its Affiliates is currently in progress by, and there are no issues or disputes outstanding with, any applicable governmental authority respecting any Taxes that have been paid, or may be payable, by the Issuer and each of its Affiliates;

(q)	the Issuer is resident in Canada for purposes of the Income Tax Act (Canada);

(r)
the Issuer and each of its Affiliates has conducted and is conducting business in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders, consents  and directives of each jurisdiction in which it carries on business and is party to all material agreements and possesses all material approvals, consents, certificates, registrations, authorizations, permits and licences issued by the appropriate provincial, municipal, federal, state or other regulatory agency or body necessary to carry on the business currently carried on by it, is in compliance in all material respects with the terms and conditions of all such agreements and all such approvals, consents, certificates, authorizations, permits and licences and with all laws, regulations, tariffs, rules, orders and directives material to its operations, and the Issuer and each of its Affiliates has not received any notice of the modification, revocation or cancellation of, any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such agreement, approval, consent, certificate, authorization, permit or licence;

(s)
to the extent disclosed in the Public Record, applying customary standards in the United States mining industry, the Issuer and each of its Affiliates has sufficient title, clear of any material title defect or encumbrance, to its material mining properties (other than mining properties to which it is a lessee, in which case it has a valid leasehold interest) and has good and sufficient title to all real property interests including, without limitation, fee simple estate of and in real property, leases, easements, rights of way, permits or licences from landowners or authorities permitting the use of land by the Issuer and each of its Affiliates necessary to permit the operation of its respective business as presently owned and conducted. The Issuer and each of its Affiliates holds all mineral rights required to continue its business and operations as currently conducted as set forth in the Public Record and the Issuer has not received any notice, whether written or oral, from any person with jurisdiction or applicable authority of any revocation or intention to revoke or cancel the Issuer’s interest in any material mining rights nor has the Issuer received any compliance orders, citations, or notices relating to non-compliance or alleged non-compliance, relating to the mining rights.  The mineral rights held by the Issuer and each of its Affiliates are free and clear of encumbrances and royalty burdens other than as described in the Public Record;

(t)
the Issuer and each of its Affiliates (i) is in material compliance with all applicable federal, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, the “Environmental Laws”), (ii) has received all necessary permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business as presently conducted (collectively, the “Environmental Permits”), (iii) is in material compliance with all terms and conditions of each Environmental Permit, (iv) confirms that there have been no past, and there are no current claims, complaints, notices or requests for information received by the Issuer or any of its Affiliates with respect to any alleged material violation of any Environmental Laws that, individually or in the aggregate, has or may reasonably be expected to have, a material adverse effect on the business, operations or financial condition of the Issuer or any of its Affiliates, and (v) to the knowledge of the Issuer after due inquiry, there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any other Person or governmental body or agency, against or affecting the Issuer and or any of its Affiliates relating to any Environmental Laws;

(u)
except in compliance with Environmental Permits and Environmental Laws, has used or permitted to be used any of its assets or facilities, whether owned, leased, occupied, controlled or licensed or which it owned, leased, occupied, controlled or licensed at any prior time, to generate, manufacture, process, distribute, use, treat store, dispose of, transport or handle any hazardous waste, material or substance as defined in or pursuant to any Environmental Laws by which the Issuer is bound or subject;

(v)
all assessments or other work required to be performed in relation to the material mining claims and the mining rights of the Issuer and each of its Affiliates in order to maintain its interest therein, if any, have been performed to date and it has complied in all material respects with all applicable governmental laws, regulations and policies in connection therewith except in respect of any non-material mining claims and mining rights that it intends to abandon or relinquish and except for any non-compliance which would not either individually or in the aggregate have a material adverse effect on the business, operations or financial condition of the Issuer or any of its Affiliates;

(w)
all exploration activities conducted by the Issuer and each of its Affiliates on its mineral properties have been conducted in all material respects in accordance with good mining and engineering practices;

(x)
the Issuer has complied and will comply fully with the requirements of all applicable corporate and securities laws and administrative policies and directions, including, without limitation, the Applicable Legislation with respect to the sale of the Purchased Shares;

(y)
the Issuer is in compliance, in all material respects, with the provisions of all applicable federal, provincial, local and foreign laws and regulation respecting employment and employment practices, terms and conditions of employment and wages and hours;

(z)
there are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Issuer after due inquiry, threatened against or adversely affecting the Issuer or any of its Affiliates or to which any of their property or assets is subject, at law or in equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way have a material adverse effect and none of the Issuer or any of its Affiliates are subject to any judgment, order, writ, injunction, decree or award of any governmental authority (including, but not limited to, the Regulatory Authorities), which, either separately or in the aggregate, has or may reasonably be expected to have a material adverse effect;

(aa)
the Issuer is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would or may reasonably be expected to have a material adverse effect.

(bb)
the Issuer shall not take any action which would be reasonably expected to result in the delisting or suspension of its Common Shares on or from the TSXV or NYSE MKT or on or from any stock exchange, market or trading or quotation facility on which its Common Shares are listed or quoted and the Issuer shall comply, in all material respects, with the rules and regulations thereof in connection with the Offering;

(cc)
neither the Issuer nor any of its Affiliates, nor any other Person associated with or acting on behalf of the Issuer or any of its Affiliates (including, without limitation, any director, officer, employee or agent of the Issuer or any of its Affiliates) has, directly or indirectly, while acting on behalf of the Issuer or any of its Affiliates (i) used any corporate funds for unlawful contributions, gifts or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, (iii) violated any provision of the Foreign Corrupt Practices Act of 1977 (as amended, supplemented, modified, restated or replaced from time to time) or similar legislation, or (iv) made any other unlawful payment; and

(dd)
the operations of the Issuer and each of its Affiliates are and have been conducted at all times in compliance, in all material respects, with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations promulgated thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by each applicable governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any applicable court or governmental agency, authority or body (including, but not limited to, the Regulatory Authorities) or any arbitrator involving the Issuer or any of its Affiliates with respect to the Money Laundering Laws is pending or, to the knowledge of the Issuer after due inquiry, threatened.

5.         SURVIVAL

5.1
The representations, warranties and covenants described in this Subscription Agreement will be true and correct as of both the Effective Date and the Closing Time and each such representation, warranty and covenant will survive and shall continue in full force and effect until the second anniversary of the Closing Date.

6.         CLOSING

6.1	This Subscription Agreement is subject to all regulatory approvals being obtained, including, without limitation, the acceptance of the TSXV and NYSE MKT.

6.2
The Issuer’s obligation to sell the Purchased Shares to the Purchaser is also subject to the Purchaser completing, executing and returning to the Issuer the Form 4C, Corporate Placee Registration Form, of the TSXV attached hereto as Schedule “B” and such additional forms, instruments, certificates and other documents as may be required by the TSXV or NYSE MKT as a condition to the granting of its acceptance of the Offering.

6.3
The Closing will be completed on the Closing Time at the offices of the Issuer at Suite 610 - 815 West Hastings Street, Vancouver, B.C., V6C 1B4 or such other location as the Issuer may, in its discretion, determine.

6.4
On or before the Closing Time, the Purchaser shall deliver to or to the order of the Issuer a certified cheque, bank draft, certified solicitor’s trust cheque or funds by electronic wire transfer for the full amount of the Subscription Funds and upon Closing the Issuer will deliver to the Purchaser the certificate representing the Purchased Shares registered in the name of the Purchaser or its nominee as set out in Schedule “A” to this Subscription Agreement.

6.5	The obligations of the Purchaser under this Subscription Agreement are conditional upon the fulfilment, as of the Closing Time, of the following conditions precedent:

(a)	the Offering will not violate any Applicable Legislation;

(b)	the representations and warranties of the Issuer contained in Section 4.1 are true and correct;

(c)
the Purchaser has not become aware of any facts not previously disclosed or known which the Purchaser determines, acting reasonably, could have a material adverse effect on the business, operations or financial condition of the Issuer;

(d)
delivery of an officer’s certificate of the Issuer, certifying that the Issuer is not legally prohibited or restricted from entering into and performing its obligations under this Subscription Agreement, confirming the representations and warranties contained in this Subscription Agreement and attaching the Issuer’s constating documents and articles (including all amendments thereto), the resolutions of the Board approving the Offering and an incumbency certificate of the officers and directors authorized to sign on behalf of the Issuer (complete with their specimen signatures);

(e)
delivery of legal opinions of counsel to the Issuer addressed to the Purchaser, in form and substance satisfactory to the Purchaser, acting reasonably, relating to, among other matters, corporate and securities law and title to mineral assets of the Issuer; and

(f)	delivery of such other evidence, certificates and documentation as the Purchaser may reasonably request.

7.         RESALE RESTRICTIONS

7.1	The Purchaser acknowledges that, unless permitted under the Applicable Legislation, the Purchased Shares may not be traded before the date that is four (4) months and one day after the Closing Date.

7.2
The Purchaser further acknowledges that the certificates representing the Purchased Shares will bear the following legend and the Purchaser agrees to sell, assign or transfer the Purchased Shares only in accordance with such legend and the Applicable Legislation:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE <INSERT DATE THAT IS FOUR (4) MONTHS AND ONE (1) DAY AFTER CLOSING DATE>."

8.         ADDITIONAL COVENANTS OF THE ISSUER

8.1
Provided that the Purchaser beneficially owns not less than 9.9% of the issued and outstanding Common Shares of the Issuer (on an undiluted basis), the Issuer covenants and agrees with the Purchaser that commencing as of the Closing Time;

(a)
the Issuer shall, at the request of the Purchaser, form a technical committee (the “Technical Committee”) comprised of at least four members to which the Purchaser shall be entitled to appoint, at its expense, one member and all members of the Technical Committee shall be given reasonable access to the Issuer's scientific and technical data, work plans and programs, permitting information and results of operations from time to time including, but not limited to, reasonable access to the Issuer's technical personnel and supervised site visits to the Issuer's mineral properties, provided that such access shall be conditional upon the Purchaser and each such member entering into an agreement with the Issuer to protect and safeguard the confidential and proprietary nature of such data and information in form and substance satisfactory to the Issuer acting reasonably;

(b)
subject to compliance with Applicable Legislation and, if required, the acceptance of the TSXV and NYSE MKT, the Issuer hereby grants the Purchaser the following rights in respect of any future private or public equity financing (each an “Equity Financing”), of Common Shares or Convertible Securities (collectively, the “Equity Securities”) undertaken by the Issuer, but excluding options granted or Common Shares issued pursuant to the Issuer’s stock option plan or Common Shares issued upon the exercise of share purchase warrants outstanding as of the Effective Date:

(i)
the right (but not the obligation) to participate, on a pro rata basis, in any future Equity Financing of Equity Securities undertaken by the Issuer to the extent required to allow the Purchaser to maintain the same equity ownership interest in the Issuer that it possessed immediately prior to closing of the Equity Financing such that the Purchaser does not suffer any equity dilution; and

(ii)
following a standstill period of 120 days after Closing (the “Standstill Period”), the right (but not the obligation) to participate in any future Equity Financing of Equity Securities undertaken by the Issuer to the extent required to allow the Purchaser to increase its equity ownership interest in the Issuer to a maximum of 19.9% of the issued and outstanding Common Shares of the Issuer immediately following the closing of such Equity Financing (assuming the conversion, exchange or exercise of all Convertible Securities then beneficially owned or held by the Purchaser);

Upon the determination by the Issuer to proceed with an Equity Financing for Equity Securities, the Issuer shall immediately give notice of such Equity Financing to the Purchaser and provide the Purchaser with all terms and conditions of such Equity Financing known to the Issuer, including any term sheet or equivalent document to be utilized by the Issuer as part of the Equity Financing.  If the Purchaser wishes to exercise its rights to participate in such Equity Financing pursuant to Subsections 8.1(b)(i) or (ii) to either maintain its then current equity position in the Issuer or increase its equity position in the Issuer to 19.9%, then the Purchaser must provide the Issuer with written notice (the “Equity Financing Notice”) of its desire to participate in the Equity Financing and to the extent of such participation within 7 days of the Purchaser’s receipt of the notice of the Equity Financing, failing which the Purchaser shall be deemed to have elected not to exercise its rights under this Subsection 8.1(b).  If the Purchaser delivers the Equity Financing Notice as prescribed under this Subsection 8.1(b), then the Issuer and the Purchaser shall complete the subscription for the additional Equity Securities that are the subject of the Equity Financing Notice concurrently with the completion of the Equity Financing.   If the Purchaser elects, or is deemed to have elected (as described above), not to exercise its rights under this Subsection 8.1(b), then the Issuer may complete the Equity Financing, provided that such Equity Financing is upon the same terms and conditions as those set out in the notice of the Equity Financing provided to the Purchaser;

(c)
upon expiry of the Standstill Period, the Issuer hereby agrees that the standstill provision contained in subparagraph 10(b) of the Confidentiality Agreement shall be deemed to have been waived by the Issuer to the extent required to permit the Purchaser to acquire, in the market from time to time, up to 19.9% of the then issued and outstanding Common Shares of the Issuer (assuming the conversion, exchange or exercise of all Convertible Securities then beneficially owned or held by the Purchaser);

(d)
if the Issuer receives a bona fide offer (a “Non-Equity Financing Offer”) from a third party to provide the Issuer with any non-equity financing (a “Non-Equity Financing”) including, but not limited to, debt financing or a royalty or stream for the purpose of funding the future exploration or development of any of the Issuer's assets and the Issuer wishes to accept such Non-Equity Financing Offer, then the Purchaser shall have the option (the “Non-Equity Financing Option”) to provide such Non-Equity Financing and the Issuer shall not enter into any binding commitments with respect to such Non-Equity Financing until the procedures set out in this Subsection 8.1(d) have been complied with.  Upon receipt of the Non-Equity Financing Offer, the Issuer shall immediately give notice of such Non-Equity Financing Offer to the Purchaser and provide the Purchaser with all the terms and conditions thereof, including any term sheet or equivalent document delivered to the Issuer as part of such Non-Equity Financing Offer.  If the Purchaser wishes to exercise the Non-Equity Financing Option to provide the Non-Equity Financing to the Issuer on substantially the same and no less favorable terms and conditions to the Issuer as the Non-Equity Financing Offer, then the Purchaser must provide the Issuer with written notice (the “Non-Equity Financing Notice”) of its desire to exercise the Non-Equity Financing Option within 14 days of the Purchaser’s receipt of the Non-Equity Financing Offer, failing which the Purchaser shall be deemed to have elected not to exercise the Non-Equity Financing Option.  If the Purchaser delivers the Non-Equity Financing Notice as prescribed under this Subsection 8.1(d), then the Purchaser shall have 15 days after delivery thereof to present the Issuer with a fully committed and credit approved offer of finance for the Non-Equity Financing (the “Purchaser Term Sheet”) upon terms and conditions substantially similar and no less favorable to the Issuer to those as set out in the Non-Equity Financing Offer.  If the Purchaser is unable to provide the Issuer with a Purchaser Term Sheet within the 15 day period contemplated in this subsection, then the Purchaser shall be deemed to have elected not to exercise the Non-Equity Financing Option.  If the Purchaser elects, or is deemed to have elected (as described above), not to exercise the Non-Equity Financing Option, then the Issuer may enter into a Non-Equity Financing with any other lender, financial institution or other third party, provided that such Non-Equity Financing is based on terms and conditions substantially similar and no less favorable to the Issuer as those set out in the Non-Equity Financing Offer and the funds to be advanced pursuant to such Non-Equity Financing are advanced, in whole or in part, within ninety (90) days after the Purchaser elects, or is deemed to have elected, not to exercise the Non-Equity Financing Option; and

(e)
if the Issuer receives a bona fide offer from a third party (a “Tolling Offer”) relating to a tolling arrangement associated with the treatment of gold bearing ore resulting from the operation of any of the Issuer's assets (a “Tolling Arrangement”) and the Issuer wishes to accept such Tolling Offer, then the Purchaser shall have the option (the “Tolling Option”) to provide such Tolling Arrangement and the Issuer shall not enter into any binding commitments relating to such Tolling Arrangement until the procedures set out in this Subsection 8.1(e) have been complied with.  Upon receipt of the Tolling Offer, the Issuer shall immediately give notice of such Tolling Offer to the Purchaser and provide the Purchaser with all the terms and conditions of such Tolling Offer, including any term sheet or equivalent document delivered to the Issuer as part of the Tolling Offer.  If the Purchaser wishes to exercise the Tolling Option to provide the Tolling Arrangement to the Issuer on substantially the same and no less favorable terms and conditions to the Issuer as the Tolling Offer, then the Purchaser must provide the Issuer with written notice (the “Tolling Notice”) of its desire to exercise the Tolling Option within 14 days of the Purchaser’s receipt of the Tolling Offer, failing which the Purchaser shall be deemed to have elected not to exercise the Tolling Option. If the Purchaser delivers the Tolling Notice as prescribed under this Subsection 8.1(e), then the Purchaser shall have 30 days after delivery thereof to present the Issuer with a definitive agreement (the “Purchaser Tolling Agreement”) for the Tolling Arrangement upon terms and conditions substantially similar and no less favorable to the Issuer as those set out in the Tolling Offer.  If the Purchaser is unable to provide the Issuer with the Purchaser Tolling Agreement within the 30 day period contemplated in this subsection, then the Purchaser shall be deemed to have elected not to exercise the Tolling Option. If the Purchaser elects, or is deemed to have elected (as described above), not to exercise the Tolling Option, then the Issuer may enter into the Tolling Arrangement with the third party who made the Tolling Offer or any other party, provided that such Tolling Arrangement is based on terms and conditions substantially similar and no less favorable to the Issuer as those set out in the Tolling Offer and the Issuer enters into a definitive tolling agreement with such party within 60 days after the Purchaser elects, or is deemed to have elected, not to exercise the Tolling Option.

8.2
Notwithstanding the foregoing, all of the rights and options granted by the Issuer to the Purchaser in Section 8.1 shall automatically terminate and be or no further force or effect in the event of a Change of Control of the Issuer.

8.3
The Issuer covenants and agrees that it shall use the net proceeds from the Subscription Funds, after deduction of applicable agent's commissions and/or finder's fees (not to exceed 5% of the Subscription Funds) and costs of issue, substantially in accordance with the following percentages:

Use of Proceeds	Percentage of Net Proceeds
To fund further exploration and drilling of the Issuer's Pinion and Dark Star deposits and general corporate and working capital purposes	75%
To fund exploration of the Issuer’s other mineral targets, including the North Bullion, Skarn and Bald Mountain deposits, to be confirmed in consultation with the Technical Committee to be formed hereunder	25%
Total	100%

8.4
The Issuer acknowledges and agrees that the Purchaser could be irreparably harmed if any provisions of Sections 8.1 and 8.3 are not fulfilled or met by the Issuer, and that any such harm may not be compensated reasonably or adequately in damages. The Issuer further acknowledges and agrees that the Purchaser may be entitled to injunctive and other equitable relief to prevent or restrain breaches of such provisions or to enforce the terms and conditions thereof, by an action instituted in a court of competent jurisdiction in the Province of British Columbia, which remedy or remedies are in addition to any other remedy to which the Purchaser may be entitled at law or in equity, and the Issuer agrees to waive any requirement for the securing or posting of any bond or other security, in connection with any remedy as contemplated herein.

9.         ADDITIONAL COVENANTS OF THE PURCHASER

9.1
Provided that the Purchaser beneficially owns not less than 9.9% of the issued and outstanding Common Shares of the Issuer (on an undiluted basis), the Purchaser covenants and agrees with the Issuer that, for a period of 18 months after Closing, it shall, subject to compliance with Applicable Legislation and the acceptance of the TSXV:

(a)
abstain from voting the Common Shares held by it at any meeting of the shareholders of the Issuer and/or in any action by written consent of the Issuer’s shareholders provided that notwithstanding the foregoing or anything to the contrary in this Subscription Agreement, the Purchaser shall have the right, exercisable in its sole and absolute discretion, to vote any or all of the Common Shares held by it from time to time (including, but not limited to, the Purchased Shares) at any meeting of shareholders of the Issuer, and in any action by written consent of the Issuer's shareholders (unless and only then to the extent prohibited by law) in accordance with the recommendations of the Board or management of the Issuer;

(b)	not, without the prior written consent of the Issuer, requisition or join in the requisition of any meeting of the shareholders of the Issuer for the purpose of considering any resolution; and

(c)
not grant any proxies or powers of attorney (save and except in connection with the Purchaser's right to vote under Subsection (a) above), deposit any Common Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to any Common Shares.

For greater certainty, nothing contained in this Section 9.1 shall preclude or be construed as restricting the Purchaser from selling or otherwise disposing of any or all of the Common Shares beneficially held by it at any time, and notwithstanding the foregoing, the provisions of this Section 9.1 shall cease to apply when:

(d)
any “arm’s length” Person or group of Persons (as such term is used in the Income Tax Act (Canada)) makes any announcement of or makes any non-exempt take-over bid for more than twenty percent (20%) of the Common Shares of the Issuer;

(e)
the announcement or commencement by a Person or group of Persons (other than an Affiliate of the Issuer) of an amalgamation, arrangement, merger or any other similar business combination or transaction to acquire Common Shares of the Issuer which, if successfully completed, would result in such Person or group of Persons owning more than twenty percent (20%) of the then issued and outstanding Common Shares of the Issuer;

(f)
the Issuer, its Board of Directors or any third party enters into, agrees to enter into, gives notice of a meeting of its shareholders to consider, publicly indicates its support of, or publically announces, other than to an Affiliate of the Issuer, any acquisition, amalgamation, spin-out, arrangement, merger, take-over bid, asset sale or purchase or any other similar business combination or transaction involving more than twenty (20%) of the then issued and outstanding Common Shares or assets of  the Issuer; or

(g)	upon a Change in Control;

provided that in the case of an event listed in Subsections 9.1(d), (e) or (f) above, if such event is withdrawn, abandoned or terminated, then the provisions of this Section 9.1 shall be reinstated and apply to the Purchaser as of and from the date of such withdrawal, abandonment or termination.

9.2
The Purchaser acknowledges and agrees that the Issuer could be irreparably harmed if any of the provisions of Section 9.1 above are not fulfilled or met by the Purchaser, and that any such harm may not be compensated reasonably or adequately in damages. The Purchaser further acknowledges and agrees that the Issuer may be entitled to injunctive and other equitable relief to prevent or restrain breaches of such provisions or to enforce the terms and conditions thereof, by an action instituted in a court of competent jurisdiction in the Province of British Columbia, which remedy or remedies are in addition to any other remedy to which the Issuer may be entitled at law or in equity, and the Purchaser agrees to waive any requirement for the securing or posting of any bond or other security, in connection with any remedy as contemplated herein.

10.         NOTICE

10.1
Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, by registered mail or transmitted by telecopier or other means of recorded electronic communication (such as email or .pdf), addressed as follows:

in the case of the Issuer:

Gold Standard Ventures Corp.
Suite 610 - 815 West Hastings Street
Vancouver, B.C. V6C 1B4
Attention:  Jonathan T. Awde, President and Chief Executive Officer
Email: Jonathan@goldstandardv.com
Telecopier No.:  (604) 687-3567

in the case of the Purchaser:

1015776 BC Ltd.
Suite 1910 - 777 Hornby Street
Vancouver, B.C.  V6K 1S4
Attention:  Darren Klinck, Head of Business Development
Email: Darren.Klinck@oceanagold.com
Telecopier No.: 011 61 3 9656 5333

Any such notice or other communication shall be deemed to have been given and received on the Business Day on which it was delivered (in the case of personal delivery or delivery by registered mail) or transmitted (in the case of delivery by telecopier or other means of recorded electronic communication); provided that if such notice or other communication is delivered after 5:00 p.m. on a Business Day in the place of receipt, it shall be treated as having been received on the next Business Day immediately following the date of delivery.  Either party may change its address, telecopier number or email address for service from time to time by giving notice to the other party in accordance with this Section 10.

11.         GENERAL PROVISIONS

11.1	In this Subscription Agreement, unless otherwise specified, currencies are indicated in Canadian dollars.

11.2
This Subscription Agreement is divided into articles, sections and subsections and headings are inserted for convenience only and shall not affect the construction or interpretation of any provision hereof. Unless otherwise indicated, all references in this Subscription Agreement to a “Section” or “Subsection” followed by a number and/or a letter refer to the specified section of this Subscription Agreement. Unless otherwise indicated, the terms “hereof”, “herein”, “hereunder” and “hereby” and similar expressions refer to this Subscription Agreement (as amended, supplemented, restated or replaced from time to time) and not to any particular article, section, schedule or other portion hereof.

11.3	In this Subscription Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

11.4
The Issuer may rely on delivery by fax machine or scanned email attachment of an executed copy of this Subscription Agreement, and acceptance by the Issuer of such faxed or scanned copy will be equally effective to create a valid and binding agreement between the Purchaser and the Issuer in accordance with the terms of this Subscription Agreement. If less than a complete copy of this Subscription Agreement is delivered to the Issuer at Closing, the Purchaser will be deemed to have accepted and agreed to all of the terms and conditions of the pages not delivered at Closing unaltered.

11.5
In the event that one or more of the provisions of this Subscription Agreement is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

11.6
Each party hereto shall from time to time (before or after the Closing), at the request of the other party hereto, do such further acts and execute and deliver such further instruments, deeds and documents as shall be reasonably required in order to fully perform and carry out the provisions of this Subscription Agreement and to comply with Applicable Legislation.  The parties hereto agree to act honestly and in good faith in the performance of their respective obligations hereunder.

11.7	This Subscription Agreement is not assignable or transferable by the parties hereto without the express written consent of the other party to this Subscription Agreement.

11.8	Time is of the essence of this Subscription Agreement.

11.9
This Subscription Agreement contains the entire agreement between the parties with respect to the subject matter hereof and there are no other terms, conditions, representations or warranties whether expressed, implied, oral or written, by statute, by common law, by the Issuer, or by any other Person. Notwithstanding the foregoing, the parties acknowledge and agree that this Subscription Agreement is in addition to and not in substitution for the confidentiality agreement dated March 12, 2015 by and between the Issuer and OceanaGold (the “Confidentiality Agreement”) and, subject to Subsection 8.1(d) above, the Purchaser hereby consents to and irrevocably covenants and agrees to be bound by and comply with the terms and conditions of the Confidentiality Agreement including, but not limited to, the standstill provisions in paragraph 10 thereof as though the Purchaser was an original signatory to the Confidentiality Agreement, which agreement shall remain in full force and effect following the Closing in accordance with its terms; provided that in the event of a conflict in or between the provisions of this Subscription Agreement and the Confidentiality Agreement, the provisions of this Subscription Agreement shall prevail and the provisions of the Confidentiality Agreement (and more specifically, paragraph 10 thereof) will be deemed to be amended to the extent necessary to eliminate such conflict.  Notwithstanding the foregoing or any other provision of this Subscription Agreement or the Confidentiality Agreement, the parties covenant and agree to extend, and the Purchaser further covenants and agrees to cause OceanaGold to extend, the term of the Confidentiality Agreement including, but not limited to, the standstill provisions in paragraph 10 thereof (subject to Subsection 8.1(c) above) upon Closing of the Offering until the first anniversary of the Closing Date.

11.10	The parties to this Subscription Agreement may amend this Subscription Agreement only in writing.

11.11
No failure or delay by either party in exercising any right, power or privilege under this Subscription Agreement will operate as a waiver thereof, nor will any single or partial exercise preclude any other or further exercise of any right, power or privilege under this Subscription Agreement.

11.12	This Subscription Agreement shall enure to the benefit of and shall bind the parties hereto and their respective successors and permitted assigns.

11.13	Nothing herein contained shall constitute, be read or construed so as to create between the parties hereto a relationship of agents, partners or joint venturers.

11.14
This Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia (without reference to its rules governing the choice or conflict of laws) and the federal laws of Canada applicable therein and the parties hereto irrevocably attorn and submit to the non-exclusive jurisdiction of the courts of British Columbia with respect to any dispute arising under or relating to this Subscription Agreement.

11.15
Subject to the terms hereof, nothing in the Subscription Agreement will prevent the Issuer from carrying out any form of public or private financing, whether by the issuance of Common Shares or otherwise.

11.16
The Purchaser represents and warrants that the Subscription Funds (representing the purchase price for the Purchased Shares) that will be advanced by the Purchaser to the Issuer hereunder will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLA”) and the Purchaser acknowledges that the Issuer may in the future be required by law to disclose the Purchaser’s name and other information relating to this Subscription Agreement and the Purchaser’s subscription hereunder, on a confidential basis, pursuant to the PCMLA.  To the best of the Purchaser’s knowledge, none of the Subscription Funds to be provided by the Purchaser: (a) have been or will be derived from or related to any activity that is deemed criminal under the law of Canada, the United States of America or any other jurisdiction; or (b) are being tendered on behalf of a Person who has not been identified to the Purchaser.  The Purchaser agrees to promptly notify the Issuer if the Purchaser discovers that the advancing or advancement of the Subscription Funds violates the provisions of the PCMLA or other applicable laws of Canada, the United States of America or any applicable jurisdiction.

11.17
The Purchaser acknowledges and agrees that all costs incurred by the Purchaser (including any fees and disbursements of any special counsel retained by the Purchaser) relating to this Subscription Agreement and purchase of the Purchased Shares contemplated hereunder shall be borne by the Purchaser.

11.18
This Subscription Agreement may be executed in one or more counterparts, each of which when so executed shall be deemed to be an original, and all of which when taken together shall constitute one and the same Subscription Agreement.

[EXECUTION PAGE TO FOLLOW]

IN WITNESS WHEREOF, the Issuer and the Purchaser have caused this Subscription Agreement to be executed as of the Effective Date.

GOLD STANDARD VENTURES CORP.

Per:	/s/ Authorized Signatory

Authorized Signatory

1015776 BC LTD.

Per:	/s/ Authorized Signatory

Authorized Signatory